

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2020

Mark D. Ein
Chief Executive Officer
Capitol Investment Corp. V
1300 17th Street North, Suite 820
Arlington, VA 22209

> **Re: Capitol Investment Corp. V**
> **Amendment 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 25, 2020**
> **CIK No. 0001722438**

Dear Mr. Ein:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS submitted September 25, 2020

Risk Factors
Our amended and restated certificate of incorporation will provide . . ., page 47

1. We note your disclosure on page 112. Please reconcile your disclosure in this section with your disclosure on page 112 to reflect that the state and federal courts will have concurrent jurisdiction over any action arising under the Securities Act and that the federal courts will have exclusive jurisdiction over any action arising under the Exchange Act.

You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Rachel W. Sheridan, Esq.